Filed Pursuant to Rule 424(b)(2)
Registration No. 333-171111
PROSPECTUS SUPPLEMENT NO. 3
Dated February 8, 2011
(to Prospectus Supplement dated January 21, 2011
and Prospectus dated December 10, 2010)
Alon USA Energy, Inc.
180,723 Shares of Common Stock

     Pursuant to this prospectus supplement, the accompanying Prospectus Supplement No. 1 dated January 21, 2011 and the accompanying base prospectus, we are offering 180,723 shares of our common stock to YA Global Master SPV Ltd., or YA Global, for a total consideration of $1,500,000, pursuant to an advance made by us to YA Global under our previously announced Standby Equity Distribution Agreement, or Purchase Agreement, dated January 20, 2011, as amended to date. We expect to issue the shares to YA Global against payment therefor on or about February 8, 2011.
     In addition to our issuance of common stock to YA Global pursuant to the Purchase Agreement, this prospectus supplement, the accompanying Prospectus Supplement No. 1 and the accompanying base prospectus also cover the resale of those shares by YA Global to the public. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.
     Our common stock is quoted on the New York Stock Exchange under the symbol “ALJ.” The last reported sale price of our common stock on February 7, 2011 was $9.51 per share.
     The shares of common stock are being issued as part of the commitment by YA Global to purchase from time to time, at our option, our common stock pursuant to the Purchase Agreement. After giving effect to the issuance of the shares and payment therefor as described in this prospectus supplement, a maximum of $21.4 million is available for future advances under the Purchase Agreement.
     Investing in shares of our common stock involves risks. We urge you to carefully read the sections entitled “Risk Factors” beginning on page 2 of Prospectus Supplement No. 1 and on page 1 of the accompanying base prospectus in their entirety before you decide whether to purchase shares of our common stock.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 8, 2011.

THE OFFERING

Securities offered	180,723 shares of common stock of Alon USA Energy, Inc.

Purchaser	YA Global Master SPV Ltd., pursuant to the Standby Equity Distribution Agreement dated January 20, 2011, as amended to date.

Purchase price	$1,500,000.

Settlement date	On or about February 8, 2011.

Use of proceeds	We intend to use the net proceeds we receive from the sale of the shares of our common stock offered by this prospectus supplement for general corporate purposes. See “Use of Proceeds” in the accompanying Prospectus Supplement dated January 21, 2011.

Symbol for Common Stock on New York Stock Exchange	ALJ

Resale	This prospectus supplement, the accompanying Prospectus Supplement dated January 21, 2011 and the accompanying base prospectus also cover the resale of our common stock by YA Global to the public. See “Plan of Distribution” in the accompanying Prospectus Supplement dated January 21, 2011.